04035101

FID-B-04-016

May 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

RECD S.E.C.

JUN - 4 2004

1086

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- JSAT Announces Issuance of Stock Options(Subscription Rights)
- JSAT Announces Personnel Reappointments

Thank you for your attention and cooperation.

Yours faithfully,

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

dw 7/1

Enclosure

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

JSAT Corporation
Pacific Century Place Marunouchi 17-18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

8 2-5 1 1 1

May 11, 2004
JSAT Corporation

JSAT Announces Issuance of Stock Options (Subscription Rights)

(Issuance of Subscription Rights Gratis Under Article 280-20, -21 of the Japanese Commercial Code)

JSAT Corporation wishes to serve notice that at a meeting held today, the Board of Directors approved a resolution to present a bill at JSAT's 20th Ordinary General Meeting of Shareholders scheduled to be held on June 25, 2004, regarding the grant of stock options through the issuance of subscription rights in gratis, pursuant to Article 280-20, -21 of the Commercial Code of Japan.

1. Rationale for Issuing Subscription Rights on Advantageous Terms to Non-Shareholders

   Stock options are being granted through the issuance of subscription rights in gratis to directors, executive officers and certain employees of JSAT as well as to directors and certain employees of JSAT's subsidiaries, to provide further incentive and motivation for key personnel to deliver improved operating results of the JSAT Group over the long term and enhance shareholder-driven management.

2. Eligible Persons

   JSAT directors, executive officers and certain employees as well as JSAT's subsidiaries directors and certain employees.

3. Outline of Issuance of Subscription Rights

   (1) Type and number of shares to be issued for the purpose of issuing subscription rights:

   Up to 1,000 shares of JSAT common stock

   In the event of a stock split or reverse stock split, the number of shares to be issued upon exercise of subscription rights shall be adjusted in accordance with the formula below. However, adjustment shall only be made to the number of shares underlying unexercised subscription rights. Any fractions arising from the formula below shall be rounded down.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

   (2) Number of subscription rights to be issued:

   Up to 1,000

(Each subscription right shall entitle eligible persons to subscribe for 1 share of common stock, subject to any adjustments made to numbers of shares as detailed in provision (1))

(3) Issue price of subscription rights:

Issued in gratis

(4) Payment due upon exercise of subscription rights:

The payment per subscription right due upon exercise of these rights shall be determined by multiplying the price paid per share issued (hereinafter "exercise price") upon exercise of subscription rights, as defined below, by the number of shares to be issued per subscription right as detailed in provision (2).

The exercise price shall be 1.05 times the average daily closing price, excluding non-trading days, of JSAT common stock ordinarily traded on the Tokyo Stock Exchange during the month prior to the issue of subscription rights. Any fractions shall be rounded up to the nearest yen. However, if the exercise price is lower than the closing price quoted on the date of issue of subscription rights, the latter shall apply.

In the event that JSAT conducts a stock split or reverse stock split after the date of issue of subscription rights, the exercise price shall be adjusted in accordance with the following formula, rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares at a price paid per share less than the market price (excluding public offerings of JSAT shares at market price and the issuance of shares upon exercise of subscription rights or securities with subscription rights), the exercise price shall be adjusted in accordance with the following formula, rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Amount paid per share}}{\text{Share price per share before issue of new shares}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

(5) Exercise period:

From July 1, 2005 to June 30, 2009

(6) Conditions of exercise of subscription rights:

(i) Persons eligible for subscription rights (hereafter the "grantee") shall be a director, corporate auditor, corporate advisor, or employee of JSAT or a

JSAT-affiliated company during the exercise period of the subscription right. If grantees lose their position as a result of retirement, fulfillment of employment contract, or at the behest of the Company, they shall still be eligible to exercise their subscription rights.

(ii) If a grantee dies, the beneficiary of such person shall be eligible to exercise the grantee's subscription rights.

(iii) No subscription right may be transferred, pledged or otherwise forfeited.

(iv) Other conditions shall be stipulated in a subscription right agreement signed by JSAT and grantees, based on resolutions approved by the Ordinary General Meeting of Shareholders and Board of Directors.

(7) Conditions and reasons for cancellation of subscription rights:

(i) A subscription right can be cancelled without compensation in the event that a merger agreement is approved resulting in the Company becoming defunct, or resolutions on agreements detailing the exchange or transfer of stock resulting in the Company becoming a wholly owned subsidiary are approved at an Ordinary General Meeting of Shareholders.

(ii) A subscription right can be cancelled without compensation if the right is exercised outside the conditions laid down in Article (6)-(i), or -(iv). The cancellation of subscription rights under these circumstances may be processed collectively after the conclusion of the exercise period.

(8) Limits on the transfer of subscription rights:

A subscription right may only be transferred with the approval of the Board of Directors.

(9) Other

Further details regarding this issuance of subscription rights will be finalized by resolution of the Board of Directors.

May 11, 2004

JSAT Corporation

JSAT Announces Personnel Reappointments

JSAT Corporation wishes to announce that it will propose the following personnel reappointments.

Directors (will be approved June 25, 2004)

Candidates for Reappointment to Directorships:

President & CEO (Representative Director)	Kiyoshi Isozaki
Director	Yoshiro Aisaka
Director	Masanori Akiyama
Director	Yoichi Iizuka
Director (non-executive)	Iwao Nakatani
Director (non-executive)	Mamoru Ishida
Director (non-executive)	Shingo Yoshii
Director (non-executive)	Kohei Manabe
Director (non-executive)	Bunji Shinoda

Following approval at the 20th Ordinary General Meeting of Shareholders scheduled for June 25, 2004, the Company's directors and corporate auditors will be as follows.

Directors and Corporate Auditors (as of June 25)

Post	Name	Reappointment or new appointment of director or corporate auditor
President & CEO (Representative Director)	Kiyoshi Isozaki	Reappointment
Director, Senior Executive Officer	Yoshiro Aisaka	Reappointment
Director, Senior Executive Officer	Masanori Akiyama	Reappointment
Director, Senior Executive Officer	Yoichi Iizuka	Reappointment
Director (non-executive)	Iwao Nakatani	Reappointment
Director (non-executive)	Mamoru Ishida	Reappointment
Director (non-executive)	Shingo Yoshii	Reappointment
Director (non-executive)	Kohei Manabe	Reappointment
Director (non-executive)	Bunji Shinoda	Reappointment
Corporate auditor	Kiyoaki Fujimoto	—
Corporate auditor	Shoichi Kameyama	—
Corporate auditor (non-executive)	Tamotsu Iba	—
Corporate auditor (non-executive)	Nobuyuki Kaneko	—

Executive Officers (as of June 25, 2004)

The following executive officers are scheduled to be appointed at a meeting of the Board of Directors held immediately after the 20th Ordinary General Meeting of Shareholders scheduled for June 25, 2004.

Executive Officers (as of June 25, 2004)

Post	Name	Reappointment or new appointment of executive officer
President & CEO (Representative Director)	Kiyoshi Isozaki	Reappointment
Director, Senior Executive Officer	Yoshiro Aisaka	Reappointment
Director, Senior Executive Officer	Masanori Akiyama	Reappointment
Director, Senior Executive Officer	Yoichi Iizuka	Reappointment
Senior Executive Officer	Yutaka Nagai	Reappointment
Senior Executive Officer	Masanao Tanase	Reappointment
Executive Officer	Yasuo Okuyama	Reappointment
Executive Officer	Osamu Kato	Reappointment
Executive Officer	Yuichiro Nishio	Reappointment
Executive Officer	Hiroo Sumitomo	Reappointment

OFFICE MEMORANDUM

May 27, 2004

Diary No. 50066-001

To: Ann Simpson
From: Yuzumi Tsubaki

Subject: Rule 12g3-2(b)

I am sending you 12g-32b filing documents for JSAT. Please walk over to SEC for a stamp and fax a stamped copy back to me and cc Kaye Yoshino.

With best regards.

Y.T.

Doc #:TK1:38097.15